April 24, 2026

Ashley A. Dembowski
Chief Financial Officer
STORE Capital LLC
8377 East Hartford Drive, Suite 100
Scottsdale, AZ 85255

       Re: STORE Capital LLC
           Registration Statement on Form S-4
           Filed April 17, 2026
           File No. 333-295159
Dear Ashley A. Dembowski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    David Lewis, Esq.